FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 30, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   May 30, 2006

By: Signed "George Dorin"

George Dorin

Chief Financial Officer

NEWS RELEASE

For Immediate Release

Norsat to Transmit CTV News Reports from Afghanistan

(Vancouver, Canada) May 30, 2006 09:15AM EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today that CTV, Canada’s largest private broadcaster and most watched news organization, has selected the Norsat NewsLink to transmit news footage from Afghanistan.

The Norsat NewsLink is being used extensively to enable live broadcasts by CTV correspondents on assignment in Kandahar and throughout remote regions of Afghanistan. It has already been used to provide on-going coverage of high profile events including Prime Minister Harper’s surprise visit to Afghanistan.

"The Norsat NewsLink is an intelligent satellite solution for leading news organizations such as ITN, Sky News, CBS, FOX News, Hong Kong Cable and now, Canada's largest and most prestigious private broadcaster," said Bill Coyne, CEO & President, Norsat International. "Our intuitive user interface enables even non-technical users to operate the NewsLink thus, adding ease and flexibility in reporting from remote locations for late breaking news."

“CTV is committed to bringing Canadians the most comprehensive coverage from Afghanistan,” said Robert Hurst, President, CTV News. “As we break stories and offer extensive analysis on the efforts of our troops, the Norsat NewsLink has been an excellent choice in providing CTV with the ability to bring Canadians the news directly from remote locations in Afghanistan as it develops.”

The Norsat NewsLink is an advanced, Ku-band portable satellite system capable of transmitting broadcast quality MPEG 2 video. The system is packaged in airline checkable cases and enables news organizations to transmit footage of news stories as they are developing.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products. Norsat's latest innovations include the Norsat OmniLink TM and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

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About CTV

CTV News is Canada’s most-watched news organization both locally and nationally and has a network of national, international and local news operations including nine foreign and seven domestic network news bureaus. CTV News operations include CTV Newsnet, Report on Business Television and information programming, including CTV National News with Lloyd Robertson, CTV National News with Sandie Rinaldo, Canada AM, W-FIVE and Question Period. With a perspective that is distinctly Canadian, CTV News brings Canadians the international and domestic news stories of the day and is the number-one news organization in Canada. Robert Hurst is President, CTV News.

CTV, Canada’s largest private broadcaster, offers a wide range of quality news, sports, information, and entertainment programming. It has the number-one national newscast, CTV National News With Lloyd Robertson, and is the number-one choice for prime-time viewing. CTV owns 21 conventional television stations across Canada and has interests in 14 specialty channels, including the number-one Canadian specialty channel, TSN. CTV is owned by Bell Globemedia, Canada’s premier multi-media company. More information about CTV may be found on the company Web site at www.ctv.ca.

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